SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of June, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1. Nokia Press Release, June 13, 2005:

“ ‘Human technology’ at the heart of Nokia’s vision of mobility”

2. Nokia Press Release, June 13, 2005:

“Nokia launches new network services and solutions initiatives”

3. Nokia Press Release, June 13, 2005:

“Nokia collaborates with enterprise voice leaders to offer extended mobility to businesses”

4. Nokia Press Release, June 13, 2005:

“Avaya and Nokia Collaborate to Deliver Next Phase of Fixed to Mobile Convergence Applications for Enterprises”

5. Nokia Press Release, June 10, 2005

“ Nokia further expands future radio technology portfolio”

6. Nokia Press Release, June 6, 2005:

“Nokia in USD 212 million deal to expand DTAC’s GSM/GPRS/EDGE network in Thailand”

7.Nokia Press Release, June 2, 2005:

“ The Road to Three Billion Subscribers: Nokia outlines strategy to reduce total cost of mobile phone ownership for consumers in new growth markets”

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PRESS RELEASE

June 13, 2005

‘Human technology’ at the heart of Nokia’s vision of mobility

Seven new handsets unveiled and multiradio strategy announced

Nokia Connection 2005, Helsinki, Finland - Today, at the Nokia Connection events held in Helsinki and Singapore, Nokia presented highlights of its technology roadmap, introducing a vision of mobility that emphasizes “human technology.” During the two-day event, the common theme of delivering optimized user experience resonated throughout the technology presentations, new product introductions and application and services demonstrations. In addition to introducing seven new mobile phones, Nokia outlined its multiradio business strategy and showcased advanced development tools for the growing Forum Nokia community.

“A ‘consumer-first mindset’ remains at the core of everything we do at Nokia. Whether it’s a designer sketching a new mobile phone concept or a hardware engineer designing complex technology enablers such as multiradio or video sharing , the consumer experience is always at the forefront,” said Pertti Korhonen, Chief Technology Officer, Nokia. “In order to achieve truly global appeal, mobile products and services must be intuitive and easy to use – something we refer to as very human technology. With this goal in mind, Nokia continues to drive global co-operation with technology specialists, designers, operators and customers, including Forum Nokia and Series 60 Product Creation Communities, to ensure that technology, usability and design work together in harmony to achieve the ultimate user experience.

“Simple Pleasures”: Seven new handsets emphasize ease-of-use

In response to the growing consumer demand for simplicity, Nokia today unveiled seven new mobile phones that emphasize ease-of-use and intuitive design. The new products bolster Nokia’s growing WCDMA/GSM and CDMA portfolio — mobile phones targeted to consumers looking for familiar technologies and stylish designs to complement their everyday lifestyle.

The new products introduced today included the Nokia 6280, a sliding 3G model equipped with both a 2-megapixel and a VGA camera, ideal for real time video sharing and two-way video calls. The Nokia 6270 features a 2-megapixel camera with flash as well as an easy-to-use music player that supports a variety of digital sound formats. The Nokia 6111 packs a lot of features in a small, sliding package. This petite model is highlighted by its megapixel camera, which intuitively works in either landscape or portrait mode. The Nokia 6060 demonstrates that a sophisticated design is available at all price points, including this attractive fold format.

For CDMA markets, Nokia unveiled the Nokia 6265, a sophisticated 2-megapixel cameraphone in a modern sliding design. In addition, two entry-level CDMA models were unveiled: the folding Nokia 2255 and the Nokia 2125, a traditional monoblock design.

Series 60 and Series 40 in the Spotlight

A number of significant technology milestones were announced at Nokia Connection, including the new Series 60 browser, which Nokia will build on open source components. It will be the default browser of the world leading smartphone software, the Series 60 Platform.  Nokia has cumulatively shipped 25 million Series 60 enabled devices by end of May 2005.

Creating new opportunities for mobile application development, Forum Nokia announced the Series 40 Platform 3rd Edition, which opens the door to rich multimedia applications in the high-volume device range.

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Mobile Enterprise Voice Offers Greater Freedom in or Out of the Office

With voice being the largest enterprise application when it comes to spending and numbers of users, Enterprise Solutions today introduced a comprehensive strategy to significantly increase the options businesses have to optimize their voice services. As part of the industry-leading collaborations announced today, Nokia will offer a suite of advanced enterprise voice mobility options, from intelligent call routing to voice over IP connectivity between mobile devices and company PBXs. Intelligent call handling, assistant answered lines, server-based call logging and recording are just a few examples of what will be possible in a converged fixed-mobile enterprise voice service. Employees also benefit from a single, simple solution that offers greater freedom in or out of the office.

WiMAX added to future technology portfolio

At Nokia Connection 2005, Nokia outlined its multiradio strategy, including attractive broadband wireless solutions for operators and consumers. 3GPP technologies, including WCDMA (UMTS), and its evolved versions HSDPA, HSUPA and Internet-HSPA remain at the core of Nokia’s technology portfolio, along with the development of 3.9G. Furthermore, Nokia will add WiMAX to its future technology portfolio, providing high capacity wireless broadband connectivity in metropolitan areas.

Additionally, Nokia introduced a comprehensive set of network services and solutions initiatives, simplifying critical issues such as deployment of new services and charging. The Nokia Unified Charging Suite allows operators to differentiate themselves from the competition by applying different charging methods for different services. This also benefits the consumer, who can benefit from different payment methods and cost control mechanisms. Nokia Service Delivery Framework offers a holistic conceptual approach for operator looking to seize new service offering opportunities in a rapid and cost-efficient way.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

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PRESS RELEASE

June 13, 2005

Nokia launches new network services and solutions initiatives

Nokia Connection 2005, Helsinki, Finland - At its annual Nokia Connection events in Helsinki and Singapore today, Nokia launches new network products and services that will help operators excel in the rapidly converging world of telecommunications.

“Life is going mobile as never before,” said Simon Beresford-Wylie, Executive Vice President and General Manager, Networks, Nokia.  “Our industry is now in the midst of a major transition, with the key drivers being convergence, IP, the take-off of WCDMA, and the arrival of new competition.  On top of this, mobile subscriber growth continues unabated, especially in Asia, Latin America, Africa and the Middle East.  By 2010, the total subscriber base will have swelled to 3 billion.’’

‘‘To capitalize on the opportunities brought about by this transition, operators will need to be exceptionally agile and efficient,” continued Beresford-Wylie.  “The products Nokia is launching today will help our operator customers by giving them the tools to do just that.”

The Nokia Unified Charging Suite, launched at the Singapore event, combines different Nokia products to form a fully convergent charging solution that lets operators offer the same services, rate-plans and loyalty programs to all subscribers, regardless of whether they are prepaid and postpaid, whether the services are for voice and data content, or whether the network is fixed or mobile, 2G or 3G.  The solution will support the entire customer base including consumers, businesses and service providers.

The Nokia Service Delivery Framework is a holistic approach to help operators build an optimal service delivery platform in order to seize new service opportunities by delivering new services in a rapid and cost-efficient manner.  The Nokia framework alleviates operators’ often-complex service delivery environments that have been built up incrementally, resulting in heavy OPEX overhead.

The Nokia Network Expert Club is an innovative learning environment for nurturing mobile network experts.  It creates a flexible environment that allows experts in Nokia’s operator customers’ organizations to develop their chosen competences at their own speed, contributing to the effectiveness and efficiency of their operations.

Nokia continues to enjoy strong leadership in networks, supplying 33 out of the world’s 73 commercial WCMA networks. Nokia has 48 WCDMA references, and 47 EDGE references, by far the most EDGE references of any vendor.  Nokia is also the market leader in mobile soft switches, as the only company with a 3GPP Release 4 MSC Server System (MSS) for combined 2G/3G networks on the market.  Nokia has over 50 customers for the Nokia MSS, of which over 30 are already commercially rolling out the system in GSM and WCDMA networks.

Moreover, Nokia has demonstrated that it’s in the services business to stay by building an experienced team this year recruited from the leaders of the IT industry.  Services currently comprise about one-third of the Networks business group’s headcount and over a quarter of its business.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

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Nokia, Networks

Communications

Tel. + 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

PRESS RELEASE

June 13, 2005

Nokia collaborates with enterprise voice leaders to offer extended mobility to businesses

Working with Cisco, OnRelay, IBM and others on broader strategy to offer suite of advanced enterprise voice mobility options–from intelligent call routing to voice over IP (VoIP) connectivity between mobile devices and company IP PBXs

Nokia Connection 2005, Helsinki, Finland - Nokia today introduced a plan to significantly increase the options businesses have to optimize their voice services. Speaking at the annual Nokia Connection media event, Jaakko Olkkonen, Nokia’s general manager for Enterprise Voice Solutions, described the strategy as a “fundamentally new way to marry the best of fixed and mobile telephony to provide cost savings and productivity to businesses and employees, new business opportunities for service providers, and simplicity and freedom for people in or out of the office.”

Nokia will collaborate closely with established leaders in enterprise IP communications, as well as early innovators like OnRelay to help drive enterprise mobility and IP telephony. “Working together with existing leaders, we can extend the highly valuable services of the PBX to Nokia mobile devices as well as enable use of enterprises’ private infrastructure for part of mobile voice traffic,” said Olkkonen. “This greatly enhances the business case of IP Telephony for most enterprises and even enables leveraging investments in legacy technologies for increased benefit and reduced cost.”

“Voice is the largest enterprise application when it comes to spending and numbers of users,” Olkkonen told attendees. “One business number, one voice mail, intelligent call handling and assistant-answered lines are just a few examples of what will be possible in a converged fixed-mobile enterprise voice service.”

With Cisco, the leader in IP Telephony and enterprise infrastructure, Nokia has agreed to extend the already established cooperation in CCX and provide broader joint solutions for enterprise mobility. Nokia will license Cisco technology to integrate dual-mode Nokia Series 60 devices to Cisco CallManager over WiFi. The solution will be available on coming dual-mode devices to be announced later.

“We are pleased that Nokia has chosen Cisco CallManager technology as the platform on which to develop its wireless IP phone client,” said Barry O’Sullivan, vice president and general manager, Cisco Systems, IP Communications Business Unit. “The revolution in business communications has been driven by both mobile communications and IP Telephony, so it makes sense to bring the two together.”

With OnRelay, a pioneer in mobile enterprise voice, Nokia has agreed to co-market OnRelay’s MBX solution, which is commercially available for existing Nokia Series 60 devices, and to also make it available on future generations of Nokia enterprise devices. OnRelay’s MBX is the first generic solution that provides cellular-only (GSM/3G) extensions and rich voice services to leading IP and legacy PBX’s, such as systems from Nortel, Cisco and Avaya.

As a leading systems integrator for converged IP communications, IBM Global Services is working with Nokia, Cisco, and OnRelay to meet the demands of customers who are increasingly asking for intelligent ways of combining mobility with IP voice. The Nokia enterprise mobile devices and solutions such as the Series 60 SCCP client and OnRelay’s MBX, will clearly add value and be welcomed by customers looking for a well-integrated and robust solutions.

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“Our target is to make the Nokia enterprise mobile device the de facto corporate mobile telephone by delivering robust, familiar and easy-to-use experience with the widest range of voice connectivity options while matching the various needs and existing infrastructure of companies,” concluded Olkkonen.

About Nokia:

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.  www.nokia.com

Media Enquiries:

Nokia Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Americas

Tel. +1 972 894 4573

communication.corp@nokia.com

APAC

Tel +65 6723 2323

communications.apac@nokia.com

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PRESS RELEASE

June 13, 2005

Avaya and Nokia Collaborate to Deliver Next Phase of Fixed to Mobile Convergence Applications for Enterprises

Companies will co-develop and market open and standards based intelligent communications solutions that bridge fixed and mobile networks to provide increased productivity, user control and cost savings

Basking Ridge, N.J. and Nokia Connection 2005, Helsinki, Finland - Avaya (NYSE: AV) and Nokia today announced the next phase of their strategic collaboration to jointly address the emerging market for enterprise Fixed to Mobile Convergence (FMC) voice solutions based on open industry standards.

Enterprise FMC solutions integrate mobile and fixed line networks, providing enterprise telephony services to mobile workers regardless of their location, access technology, and communications device, making it easier for employees to collaborate and respond rapidly to customers in a multi-vendor, standards-based environment.

The offering from the companies will include a dual-mode device with Session Initiation Protocol (SIP) capabilities that can make and receive calls over both mobile and wireless local area networks (WLAN), both on and off a company campus.  The device can be equipped with an Avaya mobile application, enabling Nokia phone users to access Avaya Communication Manager-based enterprise telephony capabilities.  Avaya Communication Manager is Avaya’s flagship IP telephony software, part of the Avaya MultiVantage™ Communications Applications suite.

Avaya is the first enterprise vendor to build and deploy fixed to mobile convergence systems and applications, integrating fixed line and mobile phones, as well as spanning the wireless local and wide area networks. Bringing Avaya and Nokia together creates one of the world’s leading fixed – mobile convergence solutions.

Currently, FMC solutions use voice over Internet Protocol (VoIP) to enable assisted handoff of calls — and call features — across wireline, including Wi-Fi or 802.11, and wireless (cellular) networks.  The alliance will deliver solutions that combine the ubiquity, portability and ease-of-use of mobile devices from Nokia with the robust enterprise telephony features and functions from Avaya to increase the productivity of mobile workers and reduce the total cost of mobile communications for the enterprise.

“Nokia is working with Avaya, a leader in enterprise telephony and mobility to extend voice communications to mobile workers who want to use a single Nokia device to access either mobile or WiFi networks while retaining enterprise control and PBX functionality,” said Jaakko Olkkonen, Nokia’s general manager of Enterprise Voice Solutions.

“The Avaya application for Nokia devices will allow users to enjoy the convenience of one business number and one voice mailbox, and provide the ability to route mobile calls to enterprise IP networks, for better cost control and streamlined management. This is a premier alliance that will bring a host of new features to mobile workers and we are excited about deploying the first phase of these solutions today.”

According to Phillip Redman, research vice president for Gartner, “Convergence in the enterprise is happening rapidly today on both the wired and wireless LAN, reducing network and device costs and driving new capabilities for voice and data access across wired and wireless networks.”

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Avaya will sell the mobile application as part of its IP telephony portfolio through its enterprise channels; Nokia will sell the solution through its operator and other channels. Both companies are investing research, development and marketing resources to realise the enterprise fixed mobile convergence market.

“More than 50% of employees conduct business away from the office, and voice is a primary business application for these mobile workers,” said Geoffrey Baird, Avaya vice-president and general manager, Communication Appliances Division.   “Avaya and Nokia are collaborating to provide mobile workers with simple-to-use, intuitive access to enterprise telephony services while helping enterprises overcome the hurdle of separate fixed and mobile infrastructures for improved control and productivity and lower communication costs.  These applications are available now in trials and are being deployed by customers globally.  It’s another example of intelligent communications at work, extending the enterprise to the multi-location workplace.”

Customers trialing Avaya Communication Manager software on Nokia Series 60 phones

Earlier this year, Avaya announced it would deliver advanced mobility capabilities powered by its MultiVantage software to the Nokia-developed Series 60 Platform. The delivery of this client application transforms these mobile devices into fully functional business phones for mobile users.  The Platform, developed by Nokia, is the world’s leading smartphone platform, with millions of devices already on the market.  Mobile trials of the solution have begun globally.  The client application is expected to be available later this summer.

“We recently planned to introduce VoIP technologies, including the migration of a million desk phones from the public administration to IP mode over three years,” said Emilio Frezza, of CNIPA, the Italian National Centre for Information Technologies in Public Administration. “We are enthusiastic about the possibility of collaborating with Nokia and Avaya to provide access to mobility services in public administration facilities in our headquarters in Rome using WLAN and GSM dual-mode technologies to provide mobile access to PBX services and to reduce costs.”

“St. George is excited to be the first in Asia Pacific to trial the converged Avaya and Nokia solution,” said Paul Bristow, executive manager, IT Network Services, St. George Bank. “We look forward to assessing its functionality, usability and potential to increase the productivity and efficiency of our workforce.”

To access press materials, please visit www.avaya.com/media.

About Avaya

Avaya Inc. designs, builds and manages communications networks for more than one million businesses worldwide, including over 90 percent of the FORTUNE 500®. Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol telephony systems and communications software applications and services.  Avaya is also a pioneer and leader in the enterprise fixed mobile convergence with hundreds of thousands of cusomters using extension to cellular capability of Avaya Communicaiton Manager every day.

Driving the convergence of voice and data communications with business applications - and distinguished by comprehensive worldwide services - Avaya helps customers leverage existing and new networks to achieve superior business results. For more information visit the Avaya Web site: http://www.avaya.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and

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innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

For more information, please contact:

Avaya

Mary Thiele

Tel. 908-953-6152

Email: mthiele@avaya.com

Avaya

Daniel Bausor

Tel. +44 (0) 1483 308992

Email: dbausor@avaya.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Americas

Tel. +1 972 894 4573

communication.corp@nokia.com

APAC

Tel +65 6723 2323

communications.apac@nokia.com

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PRESS RELEASE

June 13, 2005

Nokia further expands future radio technology portfolio

Espoo, Finland - Nokia today announced the inclusion of a new technology in its radio access technology portfolio in order to give its customers the greatest possibility to address all user segments in broadband wireless access. The future WiMAX solution will provide a high-speed, limited coverage, data only complement to the fully mobile and standardized 3G voice and broadband data networks currently being launched globally.

“Nokia’s rich portfolio of wireless connectivity offers an attractive broadband wireless solution for any operator and any consumer. WiMAX complements the mainstream 3GPP evolution.” said Pertti Korhonen, Senior Vice President and Chief Technology Officer, Nokia.

3GPP technologies, including WCDMA (UMTS) and its evolved versions HSDPA, HSUPA and Internet-HSPA are the core of Nokia’s technology portfolio. HSDPA will offer downlink speeds of up to 14.4 Mbps and HSUPA uplink speeds of up to 5.7 Mbps. Internet-HSPA is a network innovation from Nokia, based on the 3GPP standard. Nokia Internet-HSPA, with its simplified network architecture, is the broadband wireless access solution that evolves from WCDMA infrastructure technology.

Additionally, Nokia is strongly committed to develop the next evolution step of 3G technologies, 3.9G, also called UTRAN LTE (Universal Terrestrial Radio Access Network Long Term Evolution) or Super 3G. Its peak data rates are targeted to reach up to 100 Mbps in the downlink and 50 Mbps in the uplink. The standard of 3.9G is to be finalized in 3GPP in mid 2007.

WiMAX provides high-capacity wireless broadband connectivity in metropolitan areas. WiMAX is promoted by the WiMAX Forum, of which Nokia is a founding member.  WiMAX IEEE 802.16e version, which is expected to be standardized later this year, will offer increased portability of broadband Internet access.

All solutions will work with Nokia core networks solutions with its built-in multi-access support including, for example, authentication, charging and security.

Nokia continues to monitor the needs of its customers and is ready to add further new technologies to its portfolio if needed.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media enquiries:

Communications

Networks, Nokia

Tel. + 358 (0) 7180 38195

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

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PRESS RELEASE

June 13, 2005

Nokia in USD 212 million deal to expand DTAC’s GSM/GPRS/EDGE network in Thailand

Nokia and Thailand’s second largest mobile operator Total Access Communications PLC (DTAC) have extended their frame agreement to expand DTAC’s GSM/GPRS/EDGE network in Thailand. The new two-year agreement is valued at approximately USD 212 million.

Under the agreement Nokia delivers a significant number of its EDGE-enabled UltraSite base stations as well as the Nokia NetAct (TM) network and services management system. The expansion will enable DTAC to increase its network coverage and capacity nationwide in Thailand and to increase and expand its EDGE coverage in major cities. Deliveries are ongoing and will be completed by the end of the year.

“We strongly believe there are four to five million new subscribers in 2005 who want to enhance their lives through both basic and innovative mobile services. With industry-leading radio solutions and technologies supplied by Nokia, DTAC will be able to enhance our coverage further and provide our best network quality and latest applications and services to our subscribers,” said Vichai Bencharongkul, Co-Chief Executive Officer, Total Access Communication PLC. “Moreover, we will be able to increase our EDGE coverage in the greater Bangkok area and expand it into other major cities, providing not only the best quality for voice but also the highest data speeds to DTAC customers.”

Sigve Brekke, Co-Chief Executive Officer of Total Access Communication PLC, added: “DTAC is shifting in high gear to employ the latest technology to extend our nationwide network capacity and quality. We will expand EDGE Service coverage in Bangkok and its vicinity as well as other big cities nationwide. Our subscribers will enjoy quality, crisp, clear voice service and high-speed data transmission. Our cooperation with Nokia in network expansion will bring great benefits to all DTAC subscribers. We believe this will further strengthen DTAC’s status as the leading network operator in Thailand while growing the number of subscribers in the country.”

“We are proud to continue our long-term cooperation with DTAC. The Nokia UltraSite base station provides DTAC the ability to enhance its coverage and offer EDGE services to subscribers in rural and upcountry areas and thus fulfil the increasing needs of both current and new subscribers. Furthermore, the Nokia UltraSite base station is upgradable to future 3G services,” said Suwit Pruckwattananon, Account Director for DTAC, Networks, Nokia Thailand.

Nokia has been in collaboration with DTAC since the early 1990s and has been its sole network supplier since October 2003. The new frame agreement further reinforces the strong working relationship between the two companies.

Total Access Communications PLC (DTAC) is Thailand’s second largest cell-phone operator, providing mobile phone and network services in Bangkok and all other 75 provinces nationwide. DTAC currently has over eight million subscribers, representing a 30-per-cent share of the market. The company is the first operator in Thailand that deployed high-speed GPRS and EGDE technologies on its network to accommodate increasing demand of data services.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 38198

Email: networks.communications@nokia.com

Nokia

1

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

PRESS RELEASE

June 13, 2005

The Road to Three Billion Subscribers: Nokia outlines strategy to reduce total cost of mobile phone ownership for consumers in new growth markets

Unveils Nokia 1110 and Nokia 1600, affordable, easy-to-use mobile phones, and Nokia Prepaid Tracker

Nairobi, Kenya - At a press conference held in Nairobi, Kenya, Nokia outlined its strategy to bring the benefits of mobility to new growth markets. Today, Nokia also introduced the Nokia 1110 and Nokia 1600 – two new mobile phones aimed at first time users and consumers in growth markets like Africa.  At the same time, Nokia unveiled the Nokia Prepaid Tracker, the world’s first completely networks-based solution that enables prepaid users to monitor their account balance on the handset display after each call. The Nokia 1110 and Nokia 1600 join Nokia’s range of entry level phones which emphasize ease-of-use, reliability and affordability, and contain technological features which reduce the total cost of mobile ownership for consumers. Both models are expected to be commercially available during the third quarter 2005.

“The number of new mobile users in fast growing markets continues to rise dramatically and nowhere is the rate of growth more evident than in Africa. By the end of this year, Nokia anticipates Africa will be home to 100 million subscribers and expects the African subscriber base to double to 200 million by 2009. Nokia has been instrumental in propelling the industry towards the goal of 3 billion people connected globally by 2010 because mobility offers so many benefits, such as creating employment, opening new channels of communication for social services and even helping to stimulate economies,” said Juha Pinomaa, Vice President, Mobile Phones, Nokia.

“At Nokia, we firmly believe the key to success in new growth markets like Africa, is to work closely with mobile operators to reduce the overall cost of mobile phone ownership for consumers. It is equally important for us to work closely with government bodies to overcome possible barriers that are preventing forward momentum. With the right combination of mobile phones, network solutions services and a regulated environment, we envision a mobile landscape where operators can profitably offer mobile services to consumers for as little as USD 5 per month. When the cost of mobile services becomes this affordable, we foresee the growth curve in growth markets accelerating sharply.”

Nokia 1110 and Nokia 1600

Nokia handsets are renowned for their ease of use. The Nokia 1110 and Nokia 1600 phones continue this tradition with a new, highly intuitive user interface that makes full use of graphical icons and large font sizes. The Nokia 1110 has an inverted black and white display (ideal for sunny conditions) whereas the Nokia 1600 has a 65,536 color display. With the new menu structure, basic features, such as managing calls and contacts, are made easier to access. Other new features include a Speaking Clock with Alarm, which announces the time in the user’s local language, as well as large fonts to allow greater readability.

Nokia 1110 and Nokia 1600 phones have excellent voice quality and coverage based on state-of-the-art radio software with AMR and SAIC. The AMR (Adaptive Multi Rate) technology enables operators to add voice capacity within their networks smoothly and cost-efficiently. SAIC (Single Antenna Interference Cancellation) is a network independent capacity enhancing feature in the handset, improving network capacity and call quality.

Both the Nokia 1110 and Nokia 1600 also feature a “Demo Mode,” an on-screen visual guide of primary phone functions for first-time mobile phone users. The demo guide also allows consumers to play the pre-installed games or hear the Speaking Clock without a SIM card inserted into the phone.

In addition to polyphonic ring tones with MP3-grade sounds, the Nokia 1110 and Nokia 1600 also feature a number of cost management features, such as Nokia Prepaid Tracker support to help users monitor their phone usage.

Weighing 80 grams, the Nokia 1110 has a talk time of up to over 5 hours and a standby time of up to 380 hours. The available colors for the standard sales packages will be White, Blue, Painted Silver, Light Grey, Mid Grey and Dark Brown. The estimated retail price, before subsidies or taxes, is expected to be 65 euros.

Weighing 85 grams, the Nokia 1600 has a talk time of up to 5, 5 hours and a standby time of up to 450 hours. The available colors for the standard sales packages will be Black, White, Light Silver, Bluish Silver. The estimated retail price, before subsidies or taxes, is expected to be 85 euros.

Nokia Prepaid Tracker

The majority of mobile subscribers in new growth markets tend to opt for prepaid services.  Nokia Prepaid Tracker’s up-to-the-minute account information eliminates the need – and expense – of contacting the operator for basic balance inquiries, a common cost in new growth markets. Both the Nokia 1110 and Nokia 1600 are the first to offer built-in support for Nokia Prepaid Tracker, which automatically notifies prepaid users of their account balance after each call or message.

Nokia Prepaid Tracker is available to operators now.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Africa is one of the fastest growing markets in mobile communications and Nokia is highly committed to this challenging and exciting market. Nokia is continuously strengthening its presence on the continent and is confident to have the right products and solutions to meet the unique needs of the new growth markets.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Pictures of the Nokia 1110 phone and the Nokia 1600 phone are available at www.nokia.com/press/photos

Notes to the editors:

* Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2005	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel